Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Supervisory Board
Infineon Technologies AG:
We consent to the use of our report dated December 23, 2008, with respect to the consolidated balance sheets of Infineon Technologies AG as of September 30, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2008, and the effectiveness of internal control over financial reporting as of September 30, 2008, which appears in the US GAAP Annual Report on Form 20-F of Infineon Technologies AG for the year ended September 30, 2008.
KPMG AG
Wirtschaftsprüfungsgesellschaft
Munich, Germany
July 14, 2009